Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105
(704) 622-6327

July 14, 2008

Larry Spirgil, Assistant Director
Paul Fischer, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:	Revolutionary Concepts, Inc.
Amendment Number 1 to Form S-1 Filed May 23, 2008
File No: 333-151177

Gentlemen:

Thank you for your comment letter dated June 19, 2008. The Company has endeavored to comply with each of the Staff’s comments as set forth below.

For the convenience of the staff, we have sent under separate cover multiple copies of the Amended S-1 “marked to show changes.” We have followed the numbering system of the Examiner’s comment letter unless noted otherwise.

General

1. This has been corrected as requested.
2. We have supplementally provided the studies and reports cited as requested with highlights noted. These reports were independently produced without compensation from the Company. We were not even aware of the reports until well after they were published. We have removed the reference to the Freedonia report entirely and replaced with figures from the USBX report, a copy of which is provided herein.
3. a.We changed the first paragraph as follows: “…under “Selling Securityholders”, including 2,000,000 shares of our common stock issuable upon the exercise of 2,000,000 warrants” and deleted the confusing reference to the total of 3,642,000 shares.
B. We have deleted the sentence referring to Speechphone providing virtual secretarial service in the M, D & A section.
C. We have deleted the bullets in the liquidity discussion.
4. We have amended the Front Cover Page to indicate that the company is a smaller reporting company.
5. We have deleted the paragraphs pertaining to the status of selling securityholders as underwriters and the disclosure of financial condition, along with the paragraph discussing dilution and moved them to the Summary of Offering section.
6. We have deleted the word “listed” and replaced with the word “traded.” Also, we added the following disclosures to the discussion of the OTC Bulletin Board trading - The Company is not able to apply for OTC Bulletin Board trading on its own. We anticipate seeking sponsorship for the quotation of our common stock on the OTC Bulletin Board upon effectiveness of the registration statement we have filed with the SEC in connection with this offering. However, we can provide no assurance that our shares will be listed for quotation on the OTC Bulletin Board.
7. We have added a disclosure to this risk factor setting forth an estimate of the 12 month expenses.
8. We have added an annual estimate of the compliance costs to the risk factor.
9. We have changed the Commission’s address.
10. We have added a disclosure that the Company expects these loans to be repaid and added a chart to show repayments received in the past two fiscal years. If the loans are not repaid in full, we expect any shortfall will be expensed as salary.

11. We have provided an estimate of the costs of completing commercialization and an explanation of the steps to compleing commercialization.
12. We have added the disclosure as contained in the Staff’s comment.
13. We have added a year over year discussion of results of operations.
14. We have provided a discussion of the company’s liquidity adding new paragraphs to clarify the arrangements with Absolutely New, Orbital Corporation, and the advancements to management. We have also added paragraphs regarding our activities to seek bank financing and a discussion of the pending patent litigation.
15. There is a typographical error in the discussion. The figure of $11,840.45 should have been $17,840.45 as indicated in the paragraph immediately above. Further, we have added a line explaining net cash.
16. We have added a discussion of our attempts to obtain funding from a bank loan as well as other attempts to secure loans.
17. We have deleted the sentence referencing the discussion of venture funding.
18. We have added several paragraphs of discussion about the unique features of the technology and the reasons for management’s beliefs as to the competitive position and prospective competitors.
19. We have changed the totals from 1,212,000 to 12,998,000, 69.095% to 69.09% and 62.455% to 62.46%.
20. We have revised the Summary Compensation Table to adapt to the new format.
21. We have added a chart and discussion of the repayments to date by the shareholders.
22. After review of Item 404(a) (1) as suggested by the Staff, we have deleted the several paragraphs pertaining to Dr. Jones and JDSL. We have left the discussion as to Sedgefield Capital since, even though they currently hold only 3.5% of the outstanding shares, they owned a significantly higher percentage prior to the private placements and were diluted by those issuances. We will await further guidance from the Staff in this regard. We also left the discussion as to Red Moon and NexCom since there were specific Staff comments regarding those entities although these disclosures do not appear to be required by Item 404 either.
23. We have added disclosures setting forth that Red Moon was our web developer for the period of their agreement and that NexCom handled a proposed manufacturing and marketing agreement with Motorola Corporation on our behalf.
24. We have added a paragraph setting forth the continuing agreement with Sedgefield Capital and out intention to commence negotiations for a new agreement at the conclusion of the current agreement.
25. The references to Rule 144 have been deleted.
26. We have added several paragraphs of disclosure to set forth the history and management’s understanding of the warrant agreement and the efforts to register the shares. While perhaps inartfully drawn, the warrant agreement intended that warrants were to become exercisable upon the effectiveness of the registration of the underlying common stock and to remain exercisable for 18 months from that time. Supplementally, we have held two shareholder meetings since then wherein the warrants were discussed at length by the shareholders so we believe this is also the view shared by the holders of the warrants.
27. We have added a column presenting the cumulative amounts of expense.
28. We will adopt SAB Topics 4:E and 4:G and have treated the advances as an unpaid capital contribution.
29. We have eliminated “professional development” and classified to “professional fees” which, in light of the Staff’s comment, seems to be more appropriate.
30. After review of the Staff’s comment, we have reclassified these items as investing activities.
31. Cash flow statement has been amended to reflect cash and non-cash increases in common stock and paid in capital.
32. We have indicated the range of dates in the Statement of Stockholder Equity.
33. We have added a line item to the Retained Earnings Statement to show certain retired shares and have a discussion to our M, D & A to address this issue. As of December 31, 2006, the company had refunded the investment of two of the original shareholders. Neither were officers, directors or control persons. The total amount refunded was $9,500. Subsequently, we cancelled 144,000 of their shares, which were representative of their investment.
34. After reviewing FAS 2 we are in agreement with the Staff’s comment regarding expensing research and development costs as incurred and have made appropriate changes. As a result, amortization is not applicable. Appropriate entries for research and development for 2006 and 2007 have been recorded.
35.  We have expensed these shares as a portion of “professional fees.”
36. Garry Stevenson has agreed to also serve as CFO.

The Company takes note of the Examiner’s Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Yours very truly,

Revolutionary Concepts, Inc.
Ron Carter, President and CEO

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